EXHIBIT 99.1

Valneva Announces Renewal of the Term of Office of its Management Board Members

Saint-Herblain (France), March 16, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) a specialty vaccine company, announces today that its Supervisory Board has renewed the term of office of the Company’s Management Board members for an additional three years starting at the end of the Company's June 2022 Annual General Meeting (AGM).

The current terms of Thomas Lingelbach, President & Chief Executive Officer, Franck Grimaud, “Directeur Général” and Chief Business Officer, Peter Bühler, Chief Financial Officer, Juan Carlos Jaramillo, Chief Medical Officer, and Frédéric Jacotot, General Counsel and Corporate Secretary are expiring upon the AGM.

About Valneva SE
Valneva is a specialty vaccine company focused on the development, production and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications & European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com